Exhibit 99.1

Origin Agritech Limited Reports Third Quarter Financial Results for Three Months ended June 30, 2009

Company Record YTD Deferred Revenues & Revenues of RMB 588.35 million increased 12.73% from RMB 521.91 million in 3Q08

Income from operations for Q309 were RMB 118.95 million from RMB 98.38 million in Q308, an increase of 20.91%

BEIJING--(BUSINESS WIRE)--August 11, 2009--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the third quarter ended June 30, 2009. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the third quarter of fiscal 2009, the Company generated revenues of RMB 477.17 million (US$69.84 million), a decrease of 2.76% from RMB 490.71 million (US$71.54 million) generated in the three months ended June 30, 2008. However, this 3Q09 revenue figure is exclusive of the RMB 53.69 million (US$7.86 million) in Deferred Revenue for the three-months ended June 30, 2009, carried as a liability on the balance sheet, which should be recognized in Q409 pending a price confirmation. These fluctuations in the timing of the pricing of our seed shipments are common in the industry and are dependant upon the schedule of the shipment based on customer preferences.

Gross profit for the three-months ended June 30, 2009 was RMB151.56 million (US$22.18 million) compared to RMB144.09 million (US$21.01 million) in the same period of the prior year, mainly due to increased demand and pricing across all product categories this season.

Total operating expenses for the three-months ended June 30, 2009 were RMB 32.61 million (US$4.77 million) compared with RMB 45.71 million (US$6.66 million) reported for the same period in 2008. Selling and marketing expenses were RMB 12.08 million (US$1.77 million) for the third quarter of 2009, representing a decrease of 28.18% from RMB 16.82 million (US$2.45 million) for the same period of the last year. This decrease was mainly due to a lower transportation costs. General and administrative expenses of RMB 14.25 million (US$2.09 million) for the third quarter ended June 30, 2009, decreased 25.24% from RMB 19.06 million (US$2.78 million) for the three months ended June 30, 2008, mainly due to the lower consulting fees. Research and development expenses decreased to RMB 6.28 million (US$0.92 million) for the three-months ended June 30, 2009 from RMB 9.83 million (US$1.43 million) for the same quarter last year, with a decrease of 36.11%. This decrease was mainly due to a lower amount of charges for scientific cooperation projects this year. With the completion of 3Q09 season, this marks the third consecutive quarter of lower year over year expenses for Origin.

Income from operations for the third quarter of 2009 amounted to RMB 118.95 million (US$17.41 million) compared with the income from operations of RMB 98.38 million (US$14.34 million) for the same period in 2008.

Net income for the third quarter of 2009 was RMB 74.97 million (US$10.98 million), or RMB 3.26 (US$0.48) per diluted share, as compared to a net income of RMB 60.12 million (US$8.77 million), or RMB 2.62 (US$0.38) per diluted share in the same period one year ago.

Year-to-Date Results

For the nine months ended June 30, 2009, the Company generated revenues of RMB 534.66 million (US$78.26 million), an increase of 3.09% from RMB 518.63 million (US$75.61 million) generated in the three months ended June 30, 2008.

Gross profit for the nine-months ended June 30, 2009 was RMB163.59 million (US$23.94 million) compared to RMB144.13 million (US$21.01 million) in the same period of the prior year. Both the gains in revenue and gross profit for the year to date were a result of stronger product demand and pricing in the revenue recognized in 3Q09 across all product categories.

Total operating expenses for the nine-months ended June 30, 2009 were RMB 103.85 million (US$ 15.20 million) compared with RMB 126.56 million (US$ 18.45 million) reported for the same period in 2008.

In Q209, the company repurchased their outstanding convertible notes from Citadel Investment Group (CIG). While this event had no material impact on our Q309 financial results, the repurchase event does affect our year-to-date financial figures. As a result, a GAAP vs. Non GAAP calculation has been calculated for reference.

On a non-GAAP basis, excluding non-recurring charges related to the convertible notes charged mainly in the second quarter of 2009, net income for the nine months ended 2009 was US$3.98 million, or US$0.17 per diluted share, as compared to a net income of US$0.7 million, or US$0.03 per diluted share in the same period one year ago.

GAAP and non-GAAP Q3 2009

Origin Agritech Limited
Consolidated Statements of Income Data (USD in thousands, except per share amounts)
(unaudited)

	Nine Months Ended June 30

	2008			2009
	GAAP (1)	Difference	Non-GAAP (2)	GAAP (1)	Difference	Non-GAAP (2)

Income from Operations	2,562	-	2,562	8,742	-	8,742

Interest Expense	(4,262)	(1,633)	(2,629)	(2,159)	(763)	(1,396)
Other Income/ (Expense)	10	-	10	(7,476)	(7,483)	7
Changes in Fair Value of Embedded Derivatives
	3,095	3,095	0	483	483	0

Share of Earnings in Equity Investee, Interest Income, Income Tax Expenses, and Minority Interests
	779	-	779	(3,372)	-	(3,372)

Net Income (Loss)	2,184	1,462	722	(3,782)	(7,763)	3,981

EPS	0.10	0.06	0.03	(0.16)	(0.34)	0.17

Weighted Average
Number of Shares
Basic and Diluted	22,978,463		22,978,463	23,013,692		23,013,692

(1) Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).

(2) Non-GAAP amounts exclude repurchase-related special items, the amortization of the discount of the convertible notes and the gains from the write-downs of the fair value of embedded derivatives.

BALANCE SHEET

Origin's balance sheet at June 30, 2009 included cash and cash equivalents of RMB 156.30 million (US$22.88 million), and shareholders' equity of RMB 241.03 million (US$35.28 million).

Deferred revenue was RMB 53.69 million (US$7.86 million) as of June 30, 2009 as compared to RMB 3.28 million (US$ 0.48 million) as of June 30, 2008.

The Company received advances from customers of RMB 163.48 million (US$23.93 million) as of June 30, 2009 as compared to RMB 130.92 million (US$19.09 million) as of June 30, 2008.

FISCAL 2009 GUIDANCE

Based on its current outlook, and existing and anticipated business conditions, Origin reiterates the revenue guidance for FY 2009 in the range of RMB 560 million to RMB 580 million and operating cash flow range of RMB 80 million for the fiscal year ending September 30, 2009.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The hybrid seed industry is estimated at US $2.5 billion and that is expected to double within the next five years. The Company currently operates facilities in 30 of 32 provinces in China. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed 26 proprietary corn seed products, 19 proprietary rice seed products, 5 proprietary cotton seed products and 4 proprietary canola seed products that are in commercial production and distribution as of December 2008. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on March 23, 2009. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except share data)

	Three months ended June 30,
	2008	2008	2009	2009
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	490,709	71,541	477,169	69,844
Cost of revenues	(346,616)	(50,534)	(325,611)	(47,660)

Gross profit	144,093	21,007	151,558	22,184

Operating expenses:
Selling and marketing	(16,819)	(2,452)	(12,080)	(1,768)
General and administrative	(19,063)	(2,779)	(14,251)	(2,086)
Research and development	(9,832)	(1,433)	(6,275)	(918)

Total operating expenses	(45,714)	(6,664)	(32,606)	(4,772)

Income from operations	98,379	14,343	118,952	17,412
Interest expense	(10,305)	(1,502)	(3,146)	(460)
Share of earnings in equity investee companies	3,398	495	4,266	624
Interest income	873	127	810	119
Other income (loss)	97	14	(299)	(44)
Changes in the fair value of embedded derivatives	(2,752)	(401)	-	-

Income before income taxes and minority interests	89,690	13,076	120,583	17,651
Income tax expense
Current	(7,210)	(1,051)	(6,232)	(912)
Deferred	(7,488)	(1,092)	(21,331)	(3,122)

Income tax expense	(14,698)	(2,143)	(27,563)	(4,034)

Income before minority interests	74,992	10,933	93,020	13,617
Minority interests	(14,872)	(2,168)	(18,047)	(2,642)

Net income	60,120	8,765	74,973	10,975

Net income per share – basic	2.62	0.38	3.26	0.48

Net income per share – diluted	2.62	0.38	3.26	0.48

Shares used in calculating basic net income per share	22,987,272	22,987,272	23,013,692	23,013,692

Shares used in calculating diluted net income per share	22,987,272	22,987,272	23,013,692	23,013,692

Cash dividend per share	-	-	-	-

	Nine months ended June 30,
	2008	2008	2009	2009
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	518,627	75,612	534,660	78,259
Cost of revenues	(374,497)	(54,598)	(371,074)	(54,315)
	-	-
Gross profit	144,130	21,014	163,586	23,944
	-	-
Operating expenses:
Selling and marketing	(42,441)	(6,188)	(34,960)	(5,117)
General and administrative	(59,300)	(8,645)	(47,581)	(6,966)
Research and development	(24,823)	(3,619)	(21,310)	(3,119)
	-	-
Total operating expenses	(126,564)	(18,452)	(103,851)	(15,202)
	-	-
Income from operations	17,566	2,562	59,735	8,742
Interest expense	(29,231)	(4,262)	(14,750)	(2,159)
Share of earnings in equity investee companies	5,297	772	4,972	728
Interest income	3,856	562	1,475	216
Other income (loss)	71	10	(51,075)	(7,476)
Changes in the fair value of embedded derivatives	21,232	3,095	3,297	483
	-	-
Income before income taxes and minority interests	18,791	2,739	3,654	534
Income tax expense
Current	(8,386)	(1,223)	(6,305)	(923)
Deferred	8,420	1,228	(11,152)	(1,632)
	-	-
Income tax expense	34	5	(17,457)	(2,555)
	-	-
Income (loss) before minority interests	18,825	2,744	(13,803)	(2,021)
Minority interests	(3,844)	(560)	(12,032)	(1,761)
	-	-
Net income (loss)	14,981	2,184	(25,835)	(3,782)

Net income (loss) per share – basic	0.65	0.10	(1.12)	(0.16)

Net income (loss) per share – diluted	0.65	0.10	(1.12)	(0.16)

Shares used in calculating basic net income (loss) per share	22,978,463	22,978,463	23,013,692	23,013,692

Shares used in calculating diluted net income (loss) per share	22,978,463	22,978,463	23,013,692	23,013,692

Cash dividend per share	-	-	-	-

CONSOLIDATED BALANCE SHEETS (In thousands, except share data)

	September 30,		June 30
	2008	2008	2009	2009
	RMB	US$	RMB	US$
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	102,263	15,061	156,303	22,878

Accounts receivable, net	4,686	691	9,608	1,406
Due from related parties	8,458	1246	4,854	710
Advances to suppliers	1,937	285	2,685	393
Advances to growers	45,488	6,699	11,604	1,699
Inventories	387,734	57,104	355,040	51,968
Income tax recoverable	1,697	250	1,694	248
Prepaid expenses and other current assets	13,279	1,956	16,725	2,448

Total current assets	565,542	83,292	558,513	81,750
Land use rights, net	21,055	3,101	20,628	3,019
Plant and equipment, net	146,372	21,557	142,500	20,858
Equity investments	65,384	9,630	69,157	10,123
Goodwill	16,665	2,454	16,665	2,439
Acquired intangible assets, net	32,305	4,758	28,910	4,232
Deferred income tax assets	26,192	3,857	15,040	2,201
Other assets	20,781	3,061	13,029	1,909

Total assets	894,296	131,710	864,442	126,531

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings	163,940	24,145	119,340	17,468
Loan to Citadel			118,015	17,274
Accounts payable	7,924	1,166	18,848	2,759
Due to growers	14,033	2,067	237	35
Due to related parties	15,671	2,308	24,922	3,648
Advances from customers	138,804	20,443	163,480	23,929
Deferred revenues	34,848	5,132	53,685	7,858
Income tax payable	39,059	5,753	45,490	6,658
Other payables and accrued expenses	73,297	10,796	25,905	3,792

Total current liabilities	487,576	71,810	569,922	83,421

Long-term borrowings	940	138	-	-
Convertible notes, net of discount	65,294	9,616	-	-
Embedded derivatives-redemption feature	33,580	4,946	-	-
Other long-term liabilities	3,658	539	2,230	326

Total liabilities	591,048	87,049	572,152	83,747
Minority interests	39,224	5,777	51,256	7,502
Commitments and contingencies
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,013,692 shares issued and outstanding as of September 30, 2008 and June 30, 2009	-	-	-	-
Additional paid-in capital	388,860	57,270	391,417	57,293
Retained earnings (deficit)	(84,690)	(12,473)	(110,523)	(16,177)
Treasury stock at cost (498,851 shares)	(29,377)	(4,327)	(29,377)	(4,300)
Accumulated other comprehensive loss	(10,769)	(1,586)	(10,483)	(1,534)

Total shareholders’ equity	264,024	38,884	241,034	35,282

Total liabilities, minority interests and shareholders’ equity	894,296	131,710	864,442	126,531

CONTACT:
Origin Agritech Limited
Irving Kau
Vice President, Finance
Tel: 949.726.8101 or 011.86.136.8108.0243
Email: Irving.kau@originseed.com.cn